Exhibit 12(e)
LOUISVILLE GAS AND ELECTRIC COMPANY

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Successor			Predecessor
	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Year Ended
	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,	December 31,
	2012	2011	2010	2010	2009	2008
Earnings, as defined:
Income Before Income Taxes	$192	$195	$29	$167	$142	$131
Mark to market impact of derivative
instruments			1	(20)	(20)	35
	192	195	30	147	122	166

Total fixed charges as below	44	46	8	40	46	60

Total earnings	$236	$241	$38	$187	$168	$226

Fixed charges, as defined:
Interest charges (a)	$42	$44	$8	$38	$44	$58
Estimated interest component of
operating rentals	2	2		2	2	2

Total fixed charges	$44	$46	$8	$40	$46	$60

Ratio of earnings to fixed charges	5.4	5.2	4.8	4.7	3.7	3.8

(a)	Includes interest on long-term and short-term debt, as well as amortization of debt discount, expense and premium - net.

437